Exhibit 99.1

Spectrum Therapeutics and Tree of Knowledge Announce Partnership to Educate and Support Healthcare Professionals

SMITHS FALLS, ON, Oct. 30, 2019 /CNW/ - Spectrum Therapeutics, the medical division of Canopy Growth Corporation ("Canopy Growth") (TSX: WEED) (NYSE: CGC) is pleased to announce that it has partnered with Tree of Knowledge International Corp. ("Tree of Knowledge") (CSE: TOKI) (OTC: TOKIF) to provide education and support for patients and their healthcare professionals working within the Tree of Knowledge healthcare network across Canada.

As part of the two year agreement, Spectrum Therapeutics will collaborate with Tree of Knowledge's partner clinic, Jack Nathan Health, to launch several e-learning modules on its online education platform for healthcare professionals practicing in Jack Nathan clinics. In addition, Spectrum Therapeutics will host live webinars presented by leading Canadian experts on medical cannabis including: Dr. Kevin Rod, director of Toronto Poly Clinic multidisciplinary pain management clinics and Tree of Knowledge's Chief Medical Officer; Canopy Growth's Chief Medical Officer, Dr. Mark Ware and its Director of Global Medical Services, Dr. Danial Schecter. Topics that will be covered include an overview of medical cannabis and best practices for prescribing and dosing as well as chronic pain management and opioid reduction.

Through its partnership with Jack Nathan Health, Tree of Knowledge will offer Chronic Pain Management and Medical Cannabis education programs in Jack Nathan clinics, which are located in 74 Walmart stores across six Canadian provinces and, on a combined basis, have more than 1.5 million patient visits annually. Jack Nathan Health also has six clinic locations in Mexico which are ideally positioned to support the opening of the Mexican medical cannabis market while leveraging Spectrum Therapeutics' global expertise in patient and physician education.

"Continuing to invest in training and education programs remains a priority for us as a gap in knowledge still exists for many healthcare professionals when it comes to medical cannabis," comments Dr. Mark Ware, Chief Medical Officer, Canopy Growth. "By partnering with Tree of Knowledge we're able to deliver these initiatives at scale which will provide more patients with access to knowledge on the potential of cannabis to address their needs with the guidance of a doctor."

Spectrum Therapeutics and Tree of Knowledge will also work together on patient education including an animated video series and a customized patient dosing diary. Education programs will focus on topics like multidisciplinary pain management and opioid reduction programs.

"The need for patient and provider cannabis education has grown substantially since legalization one year ago," said Michael Caridi, Chairman of Tree of Knowledge. "This strategic partnership with a global leader like Spectrum Therapeutics places focus squarely on educating patients in a medical setting. This partnership will launch targeted educational campaigns for patients in addition to providing training and support to their health care providers."

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

About Spectrum Therapeutics
Spectrum Therapeutics, the medical division of Canopy Growth Corporation (TSX: WEED, NYSE: CGC), is dedicated to educating healthcare practitioners, furthering the public's understanding of medical cannabis and its various applications, and cutting edge, commercializable research and IP development. Founded in Canada, Spectrum Therapeutics operates in Australia, South America, Africa and across Europe. Its products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded spectrum to categorize medical cannabis according to THC and CBD levels.

Spectrum Therapeutics' offerings include whole flower cannabis, oils and new innovations such as Softgels in addition to single cannabinoid medicine Dronabinol under the brand Bionorica Ethics. Through product simplification, robust clinical research and ongoing education of healthcare professionals, Spectrum Therapeutics is committed to addressing the unmet medical needs of patients around the globe.

About Tree of Knowledge
With its head office in Toronto, and operations in North York, Ontario and Spokane, Washington, TOKI currently has three primary business segments: (1) Multidisciplinary specialty pain clinics with a focus on the treatment of chronic pain, including controlled applications of medical cannabis in Canada, (2) Development of formulated products for therapeutic purposes and natural health product alternatives at its manufacturing facility in Spokane, which provides formulations for the Company's products and for third parties equivalent to GMP standards, and (3) Distribution and sale of hemp-based cannabidiol ("CBD") products in the United States, Canada, Europe, Brazil and Australia. Through its Toronto Poly Clinic, the Company has gleaned extensive expertise from being involved in one of the largest observational clinical trials on medical cannabis and from its ongoing direct patient experience. The Company has developed and implemented MCERP (Medical Cannabis Education, Research and Best Practice Platform) and MCORP (Medical Cannabis Opioid Reduction Program) with great success. Currently, the Company has research agreements with multiple universities for medical cannabis research and new medical grade products development. TOKI's CBD product line contains EVR Premium Hemp Oil, which is an organically grown and handled, gluten-free, vegan, non-GMO, synergistic compound that is derived from U.S. Department of Agriculture (USDA) approved industrial hemp grown in the United States. TOKI currently offers several CBD products, which may be used in connection with the treatment of a number of ailments and for general wellness purposes. https://www.tokicorp.com/

About Jack Nathan Health®
Jack Nathan Health® is a privately owned and operated Canadian company—and a proud partner of Walmart Canada—dedicated to improving access to healthcare by partnering with highly-qualified medical professionals and delivering consistent, easy-access, patient-centric quality care in state-of-the-art medical and dental clinics conveniently located inside Walmart Supercenters, with 70-plus locations across Canada. Clinics are independently owned and operated under license by Jack Nathan Medical Inc., and not affiliated with Walmart.  Jack Nathan Health® is a registered trade-mark of Jack Nathan Medical Inc. All representations contained herein are made solely by Jack Nathan Health® or its licensed owner operators, and not independently verified by Walmart. All Walmart trademarks are the property of Wal-Mart Stores, Inc. and are used under license.
For more information, virtual clinic tours, and social media links, visit www.jacknathanhealth.com.

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include "will host live webinars presented by leading Canadian experts on medical cannabis" and "will also work together on patient education including an animated video series and a customized patient dosing diary". Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the development and delivery of educational content, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

View original content to download multimedia:http://www.prnewswire.com/news-releases/spectrum-therapeutics-and-tree-of-knowledge-announce-partnership-to-educate-and-support-healthcare-professionals-300947779.html

SOURCE Spectrum Therapeutics

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2019/30/c1762.html

%CIK: 0001737927

For further information: Canopy Growth, Carly Pickett, Media Relations, carly.pickett@canopygrowth.com, 343-996-3234; Tyler Burns, Investor Relations, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Tree of Knowledge International Corp., Natasha Raey, Media Relations, Natasha@tokicorp.com, 778-552-4538; Michael Caridi, Chairman, Michael@tokicorp.com, 917-295-1374

CO: Spectrum Therapeutics

CNW 08:00e 30-OCT-19